UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________________
Commission File Number: 1-32227
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabela’s Incorporated
One Cabela Drive
Sidney, NE 69160

CABELA'S INCORPORATED 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements as of and for the Years Ended December 31, 2014 and 2013	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	12

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrator
Cabela's Incorporated 401(k) Savings Plan
Sidney, Nebraska

We have audited the accompanying statements of net assets available for benefits of Cabela's Incorporated 401(k) Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 23, 2015

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Cash and cash equivalents	$434,553	$466,725
Participant-directed investments, at fair value	391,198,279	386,914,713
Receivables, employer and employee contributions	—	2,379,180
Prepaid administrative expenses	17,346	19,420

NET ASSETS, REFLECTING ALL INVESTMENTS AT FAIR VALUE	391,650,178	389,780,038

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(129,438)	(78,727)

NET ASSETS AVAILABLE FOR BENEFITS	$391,520,740	$389,701,311

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013

ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(13,699,458)	$74,956,165
Interest and dividends	18,637,124	10,604,691
Other income	610,560	612,849

Net investment income	5,548,226	86,173,705

Contributions:
Employer	9,179,333	10,467,462
Participants	16,334,947	14,878,161
Rollovers	1,411,842	1,942,404

Total contributions	26,926,122	27,288,027

Total additions	32,474,348	113,461,732

DEDUCTIONS:
Benefits paid to participants	29,793,405	17,088,566
Administrative expenses	861,514	769,864

Total deductions	30,654,919	17,858,430

INCREASE IN NET ASSETS	1,819,429	95,603,302

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	389,701,311	294,098,009

End of year	$391,520,740	$389,701,311

See accompanying notes to the financial statements.

CABELA'S INCORPORATED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF PLAN

The following description of Cabela's Incorporated 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering substantially all employees of Cabela's Incorporated (the “Company”) and its subsidiaries, except excluded employees as specified by the Plan. On December 15, 2009, the Company's Board of Directors amended and restated the Plan, effective January 1, 2010, to bring the Plan into compliance with applicable laws, including the Economic Growth and Tax Relief Reconciliation Act of 2001 and other guidance. Prior to this time, on December 18, 2007, the Company's Board of Directors amended the Plan, effective January 1, 2008, to be a safe harbor plan that automatically satisfies the nondiscrimination rules for salary deferrals and safe harbor matching contributions. Employees are eligible to participate in salary deferral contributions upon hire and are eligible for safe harbor and discretionary matching contributions when they have completed one year of service. The Charles Schwab Trust Company serves as the trustee of the Plan, while Milliman, Inc. serves as the Plan record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions - Each year, participants may elect to contribute up to 80% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year and are contributing the maximum allowed by the IRC are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the years ended December 31, 2014 and 2013, the Company matched 100% of the first 4% of compensation that a participant contributed to the Plan. Participants received the Company's safe harbor matching contribution on a payroll period basis after the participant became eligible to participate in matching contributions by completing one year of service. Additional profit sharing contributions may be made at the option of the Company's Board of Directors. For the year ended December 31, 2013, the Company elected to match 100% of salary deferral contributions in excess of 4% but not exceeding 6% of compensation as a discretionary matching contribution. For the year ended December 31, 2014, the Company did not make a discretionary matching contribution. Participants that were hired prior to January 1, 2009, worked at least 1,000 hours during the Plan year, and were employed on the last day of the Plan year were eligible for the discretionary matching contribution. Participants that were hired prior to January 1, 2009, and terminated employment during the Plan year due to death, disability, or retirement, were eligible for the discretionary matching contribution regardless of the number of hours worked. Effective January 1, 2013, all matching contributions made to the 401(k) Plan were made in cash and immediately invested in the Cabela’s Incorporated Unitized Stock Fund.
Investments - Participants direct the investment of their contributions, the Company matching contributions, and the Company profit sharing contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a common collective trust, and the Company's stock fund as investment options for participants.
Participant Accounts - Individual accounts are maintained for each Plan participant. An eligible participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of the Company's discretionary contributions, if applicable, and Plan earnings, and charged with withdrawals, Plan losses, and an allocation of administrative expenses. Expense allocations are proportionate to the value of the participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested in their contributions and safe harbor matching contributions plus actual earnings thereon. Vesting in the Company's matching contributions prior to January 1, 2008, and in the discretionary profit sharing contribution portion of their accounts is based on years of service. A participant is 100% vested after six years of credited service. Participants also become fully vested upon attainment of age 65 or termination of employment because of death or disability.

Payment of Benefits - On termination of service due to death, disability, retirement, or for other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account and a qualified joint and 75% survivor annuity for the vested interest in a participant's money purchase pension plan account previously merged into the Plan. The Plan also allows a pre-retirement distribution option for participants age 60 or older, as stipulated in the Plan, and age 65 or older for money purchase pension plan accounts previously merged into the Plan. Effective June 1, 2009, the Plan was amended and restated to allow distributions for financial hardships if certain conditions are satisfied.
Forfeitures - Forfeited non-vested accounts are used to reduce Company matching contributions. In 2014 and 2013, employer contributions were reduced by $5,142 and $146,627, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' accounts and the amounts reported in the financial statements.
Cash and Cash Equivalents - The Plan Administrator considers all highly liquid assets with an original maturity of three months or less to be cash equivalents.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The Cabela's Incorporated Unitized Stock Fund is valued at its year end unit price (comprised of closing market price of Cabela's Incorporated Common Stock reported on the New York Stock Exchange on the last business day of the Plan year plus an uninvested cash position). A unit is made up of Company stock and cash, which allows the stock to be traded on an automatic daily basis.
In accordance with Accounting Standards Codification ("ASC") Topic 962, Plan Accounting - Defined Contribution Pension Plans, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan's trustee and record keeper as provided in the Plan document. The Plan pays for all investment management fees and transaction fees directly related to the investments of the Plan, as well as all other costs of administering the Plan. Management fees and operating expenses charged to the Plan for participants' investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits - Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $3,539 and $63,758 at December 31, 2014 and 2013, respectively.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3, which refers to securities valued based on significant unobservable inputs.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methods used for assets measured at fair value. There were no changes in the methodologies used to measure fair value in the year ended December 31, 2014.

•
Mutual Funds - The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business. The mutual funds held by the Plan are deemed to be actively traded.

•
Common Collective Trust - The fair value of the investment in the common collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represents the net asset value of the shares held by the Plan at year end. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value.

•
Cabela's Incorporated Common Stock - The fair value of the common stock of Cabela's Incorporated is based on an observable market quotation for such asset and is valued at the closing price reported on the active market (New York Stock Exchange) on which the common stock of Cabela's Incorporated is traded.

•
Cabela's Incorporated Unitized Stock Fund - The fair value of the Cabela's Incorporated Unitized Stock Fund is based on an observable market quotation for an identical asset (the common stock of Cabela's Incorporated) and is valued at the closing price reported on the active market (New York Stock Exchange) on which the common stock of Cabela's Incorporated is traded plus an uninvested cash portion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Fair Value Measurements at December 31, 2014

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Fixed income funds	$65,363,483	$—	$—	$65,363,483
Balanced funds	16,443,553	—	—	16,443,553
Large-cap funds	125,760,741	—	—	125,760,741
Mid-cap funds	34,407,643	—	—	34,407,643
Small-cap funds	25,899,333	—	—	25,899,333
International funds	55,109,150	—	—	55,109,150
Total mutual funds	322,983,903	—	—	322,983,903

Common collective trust	—	13,054,114	—	13,054,114
Cabela’s Incorporated Unitized Stock Fund	53,168,825	—	—	53,168,825
Cabela’s Incorporated Common Stock	1,991,437	—	—	1,991,437
Total	$378,144,165	$13,054,114	$—	$391,198,279

	Fair Value Measurements at December 31, 2013

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Fixed income funds	$57,471,459	$—	$—	$57,471,459
Balanced funds	16,266,522	—	—	16,266,522
Large-cap funds	114,416,404	—	—	114,416,404
Mid-cap funds	33,370,821	—	—	33,370,821
Small-cap funds	27,234,256	—	—	27,234,256
International funds	55,997,482	—	—	55,997,482
Total mutual funds	304,756,944	—	—	304,756,944

Common collective trust	—	13,541,544	—	13,541,544
Cabela’s Incorporated Unitized Stock Fund	65,259,161	—	—	65,259,161
Cabela’s Incorporated Common Stock	3,357,064	—	—	3,357,064
Total	$373,373,169	$13,541,544	$—	$386,914,713

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Level 1, 2, or 3.

4.	NET ASSET VALUE PER SHARE

The Morley Stable Value Fund (the “Fund”) is a stable value fund that is a common collective trust designed for retirement trusts to earn a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality, and reasonable tracking of interest rates. The Fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions. Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant NAV of $1 per unit. Distributions to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described below. Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value is not probable.
The NAV of the Fund is determined each business day (valuation date) by the trustee. The fair value of the Fund was $13,054,114 and $13,541,544 at December 31, 2014 and 2013, respectively, and there were no unfunded commitments at those dates. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to Plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the Plan trustee's approval.
Withdrawals, other than for benefit payments and participant transfers to noncompeting options, are made one year after notification is received from the participating plan. The Plan trustee, however, reserves the right to grant a withdrawal earlier than that mentioned above if there are sufficient cash assets to satisfy the withdrawal and it is not detrimental to the best interest of the Fund.

Limitations on the Ability of the Fund to Transact at Contract Value:
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances that Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	2014	2013

Vanguard Institutional Index Fund (Institutional Shares) - VINIX	$67,685,196	$59,308,324
PIMCO Total Return Fund (Administrative Shares) - PTRAX	65,363,483	57,471,459
Cabela’s Incorporated Unitized Stock Fund*	53,168,825	65,259,161
Oakmark International Fund (Class I Shares) - OAKIX	38,715,353	40,664,065
Growth Fund of America R4 - RGAEX	29,525,396	28,045,121
Dodge and Cox Stock Fund - DODGX	28,550,149	27,062,959
Goldman Sachs Growth Opportunities Fund (Institutional Shares) - GGOIX	21,659,525	20,261,339

* Party-in-interest
During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Net change in fair value:
Cabela’s Incorporated Common Stock*	$(689,830)	$1,254,492
Cabela’s Incorporated Unitized Stock Fund*	(13,401,641)	24,863,494
Mutual funds:
Fixed income funds	(264,639)	(2,960,623)
Balanced funds	673,758	3,303,481
Large-cap funds	8,796,706	15,791,624
Mid-cap funds	(1,551,518)	16,884,837
Small-cap funds	(2,034,995)	5,248,933
International funds	(5,303,496)	10,499,959
Total mutual funds	315,816	48,768,211
Common collective trust	76,197	69,968
Net (depreciation) appreciation in fair value of investments	$(13,699,458)	$74,956,165

*Party-in-interest

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 37,781 shares of common stock of the Company, the sponsoring employer, at December 31, 2014, and 50,361 shares at December 31, 2013, with a cost basis of $723,756 and $850,094, respectively. For the years ended December 31, 2014 and 2013, the Plan held 1,798,736 and 1,748,591 units of the Cabela's Incorporated Unitized Stock Fund with a cost basis of $44,177,042 and $34,944,520, respectively.
The Plan reimbursed the Company for administrative expenses totaling $155,819 and $169,264 for the years ended December 31, 2014 and 2013, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	PLAN TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 10, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan as required by GAAP, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is not subject to income tax examinations for years prior to 2011.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$391,520,740	$389,701,311

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	129,438	78,727
Net assets available for benefits per Form 5500	$391,650,178	$389,780,038

The following is a reconciliation of increase in net assets per the financial statements to the Form 5500:

	2014	2013

Increase in net assets per the financial statements	$1,819,429	$95,603,302

Adjustment from contract value to fair value for fully benefit-responsive stable value fund — prior year	(78,727)	(238,914)

Adjustment from contract value to fair value for fully benefit-responsive stable value fund — current year	129,438	78,727
Net income per Form 5500	$1,870,140	$95,443,115

SUPPLEMENTAL SCHEDULE

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER: 20-0486586
PLAN NUMBER: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

Column B	Column C			Column E
Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Ticker Symbol	Shares or Units	Current Value

Cabela’s Incorporated*	Common Stock	CAB	37,781 shares	$1,991,437
Cabela’s Incorporated*	Unitized Stock Fund		1,798,736 units	53,168,825

Mutual Funds:
Vanguard Funds	Vanguard Institutional Index Fund (Institutional Shares)	VINIX	358,749 shares	67,685,196
Vanguard Funds	Vanguard Selected Value Fund (Investor Shares)	VASVX	449,194 shares	12,748,118
PIMCO Funds	PIMCO Total Return Fund (Administrative Shares)	PTRAX	6,131,659 shares	65,363,483
Oakmark Funds	Oakmark International Fund (Class I Shares)	OAKIX	1,658,755 shares	38,715,353
American Funds	Growth Fund of America R4	RGAEX	696,847 shares	29,525,396
American Funds	Europacific Growth Fund R5	RERFX	348,508 shares	16,393,797
Dodge and Cox Funds	Dodge and Cox Stock Fund	DODGX	157,788 shares	28,550,149
Dodge and Cox Funds	Dodge and Cox Balanced Fund	DODBX	160,456 shares	16,443,553
Goldman Funds	Goldman Sachs Growth Opportunities Fund (Institutional Shares)	GGOIX	780,523 shares	21,659,525
Royce Funds	Royce Total Return Fund (Investment Shares)	RYTRX	1,004,331 shares	14,803,832
T. Rowe Price Funds	T. Rowe Price New Horizons Fund	PRNHX	253,438 shares	11,095,501

Common Collective Trust:
Morley Funds	Morley Stable Value Fund	QEFUQ	551,850 shares	13,054,114
TOTAL INVESTMENTS				$391,198,279

*Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABELA'S INCORPORATED 401(k) SAVINGS PLAN

	By:	Cabela's Incorporated, Administrator

Dated: June 23, 2015	By:	/s/ Ralph W. Castner
Ralph W. Castner Executive Vice President and Chief Financial Officer